Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS FOURTH QUARTER AND FULL YEAR 2023 FINANCIAL RESULTS

CONSOLIDATED HIGHLIGHTS – FOURTH QUARTER 2023

●	Revenue of $509.8 million decreased 3.1% (or increased 48.4% organically) reflecting a $271.8 million year-on-year foreign exchange (“FX”) headwind largely as a result of the 75.3% devaluation of the Nigerian Naira (“NGN”) when comparing the fourth quarter, 2023 to the fourth quarter, 2022 average FX rate
●	Adjusted EBITDA of $274.2 million (53.8% Adjusted EBITDA Margin) increased 0.6%
●	Loss for the period was $456.8 million
●	Cash from operations was $162.1 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) was $118.2 million
●	Total Capex was $130.6 million
●	Introducing 2024 guidance for revenue of $1,700-1,730 million, Adjusted EBITDA of $935-955 million, ALFCF guidance of $285-305 million, Capital expenditure (“Total Capex”) of $330-370 million and net leverage ratio target remains 3.0x-4.0x

CONSOLIDATED HIGHLIGHTS – FULL YEAR 2023

●	Revenue of $2,125.5 million increased 8.4% (or 36.9% organically) reflecting a $615.7 million year-on-year FX headwind largely as a result of the 44.4% devaluation of the NGN when comparing 2023 to 2022 average FX rate
●	Adjusted EBITDA of $1,132.5 million (53.3% Adjusted EBITDA Margin) increased 9.9%
●	Loss for the period was $1,988.2 million
●	Cash from operations was $902.9 million
●	ALFCF was $432.8 million
●	Total Capex was $586.0 million

London, United Kingdom, March 12, 2024. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the fourth quarter and full year ended December 31, 2023.

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “We’re reporting a strong quarter of performance across our key metrics with revenue, Adjusted EBITDA and ALFCF in line or ahead of our expectations, despite the meaningful Nigerian currency devaluation that began in June, while capex was meaningfully below expectations. Our results reflect the continued strong secular trends we are seeing across our business, including growth in lease amendments, new tenants, new sites or build-to-suits and targeted fiber roll-out. These strong growth trends should continue in 2024 as evidenced by our recently announced deal with Airtel in Nigeria, that extended Airtel’s contract to 2031 and includes a commitment to add 3,950 new tenancies over the next five years – much of it front-loaded to 2024 and 2025.

The Nigerian currency, the Naira, however, continues to devalue at levels that sadly are offsetting much of these strong secular trends. From January to December 2023, the Naira suffered a 98% unfavorable movement, and from January 2024 to date, we have seen a further 75% unfavorable movement. This means a total unfavorable movement of 246% since January 2023. The FX protection mechanisms in our revenue contracts helped us offset the majority of this pressure in the year and was evident in our 4Q23 results; however, we expect the additional devaluation that began in January to further impact our results in 2024. Our guidance for 2024 assumes an average rate of NGN 1,610, whereas the average rate in 2023 was NGN 638, and that the devaluation in the Naira will have a negative $535 million impact on revenue year-on-year even after adjusting for the impact of FX resets.

Given the macro environment we’re operating in – particularly in Nigeria which represented 63% of revenue in 4Q23 – we continue to take what we believe is a more balanced approach to growth and cash generation. We expect the significant reduction in capex that started in the second half of 2023 will continue in 2024, along with a continued focus on improving operating efficiencies through productivity enhancements and cost reductions. Excitingly, this also includes an increased focus on innovation including the deepening usage of AI in how we utilize, maintain and operate our towers, and is something I’m very passionate about and personally spearheading. A dedicated team has been working for a while on developing use cases that can help us improve our efficiencies using the massive amounts of data we have due to our extensive operations over decades.

Despite the currency headwinds in Nigeria, we believe in the underlying strength of our business and believe our equity is undervalued given Africa’s perceived place in the global markets. The value and long-term growth prospects of the Latin American business are also strong. We own and operate 40K towers across 11 markets covering approximately 800 million people who need their phone for almost every basic aspect of their life. Notwithstanding our strengths, we have to consider ways of unlocking value for our shareholders. So, under the guidance of our Board of Directors, we are working with our advisors, including JP Morgan, to evaluate strategic alternatives for the business across our portfolio and our capital allocation priorities. This exercise is intended to generate the best value for investors. We will provide an update on this as appropriate.”

RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2023

The table below sets forth select financial results for the quarters ended December 31, 2023 and December 31, 2022:

	Three months ended				Twelve months ended
	December 31,	December 31,		Y on Y	December 31,	December 31,		Y on Y
	2023	2022		Growth	2023	2022		Growth
	$’000	$’000%			$’000	$’000%

Revenue	509,784	526,167		(3.1)	2,125,539	1,961,299		8.4
Adjusted EBITDA(1)	274,182	272,453	*	0.6	1,132,535	1,030,931	*	9.9
Loss for the period	(456,823)	(268,863)	*	(69.9)	(1,988,178)	(468,966)	*	(323.9)
Cash from operations	162,054	289,277		(44.0)	902,923	966,874		(6.6)
ALFCF(1)	118,165	96,889		22.0	432,782	363,083		19.2

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
*	Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Impact of Nigerian Naira devaluation in mid-June 2023

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian FX market by replacing the old regime of multiple exchange rate segments into a single Investors and Exporters (“I&E”) window within which FX transactions would be determined by market forces and which was subsequently renamed NAFEM (Nigeria Autonomous Foreign Exchange Market) in October 2023. The Group uses the USD (U.S. dollar)/NGN rate published by Bloomberg, which is approximately aligned to the NAFEM window rate, for Group reporting purposes.

The NGN fell 59.4% between the period immediately prior to the announcement (June 14, 2023) and the month end rate as at June 30, 2023 and continues to experience volatility, having devalued further by 21.1% as at December 31, 2023. Due to the NGN devaluation, Revenue and segment Adjusted EBITDA were negatively impacted by $427.5 million and $264.7 million, respectively, in the second half year of 2023 when compared to the USD/NGN rate on June 1, 2023. This negative impact on Revenue and segment Adjusted EBITDA was partially offset by $191.4 million in contract resets during the same period.

Due to the timing of the devaluation, the average of the USD/NGN rate used to consolidate the Group results was NGN 815.0 for the fourth quarter of 2023 and NGN 638.0 for the twelve months ended December 31, 2023, as opposed to the closing rate of NGN 911.7 on December 31, 2023. As a result, fourth quarter of 2023 revenue includes a $16.6 million headwind vs. the 775.0 USD/NGN FX rate and $16.0 million when including all FX assumptions previously assumed in guidance.

The continued devaluation of the NGN in the fourth quarter of 2023 also resulted in an impact on finance costs, specifically related to unrealized FX losses of $409.2 million in our Nigeria segment. This is due to the USD denominated historical internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of quarter-end resulting in an increase in unrealized loss on FX.

Results for the three months ended December 31, 2023 versus 2022

During the fourth quarter of 2023, revenue was $509.8 million compared to $526.2 million for the fourth quarter of 2022, a decrease of $16.4 million, or 3.1%. Organic revenue increased by $254.8 million, or 48.4%, driven primarily by FX resets and escalations. Aggregate inorganic revenue growth was $0.7 million, or 0.1%, for the fourth quarter of 2023, which related to the sixth stage of the Kuwait Acquisition. The increase in organic growth was more than offset by the non-core impact of negative movements in FX rates of $271.8 million, or 51.7% of which $267.4 million was due to the devaluation of the NGN.

Adjusted EBITDA was $274.2 million for the fourth quarter of 2023, compared to $272.5 million for the fourth quarter of 2022. Adjusted EBITDA margin for the fourth quarter of 2023 was 53.8% (fourth quarter of 2022: 51.8%). The increase in Adjusted EBITDA partially reflects the decrease in cost of sales of $26.9 million primarily due to the $25.7 million decrease in diesel expense partially offset by a decrease in revenue discussed above as well as an increase in admin expenses and professional fees of $4.4 million and $1.2 million, respectively.

Loss for the period was $456.8 million for the fourth quarter of 2023, compared to a loss of $268.9 million for the fourth quarter of 2022. The increase in loss for the period reflects the decrease in revenue due to negative movements in FX rates discussed above and an increase in net finance costs, specifically related to unrealized FX losses.

Cash from operations and ALFCF for the fourth quarter of 2023 were $162.1 million and $118.2 million, respectively, compared to $289.3 million and $96.9 million, respectively, for the fourth quarter of 2022. The decrease in cash from operations primarily reflects the decrease in working capital of $125.7 million. The increase in ALFCF was primarily due to a reduction in maintenance capital expenditure, withholding tax and lease and rent payments made. This was partially offset by the increase in net interest paid.

Segment results

Revenue and segment Adjusted EBITDA:

Revenue and segment Adjusted EBITDA, our key profitability measures used to assess the performance of our reportable segments, were as follows:

	Revenue			Segment Adjusted EBITDA
	Three months ended			Three months ended
	December 31,	December 31,		December 31,	December 31,
	2023	2022	Change	2023	2022		Change
	$'000	$'000%		$'000	$'000%

Nigeria	320,662	355,270	(9.7)	199,841	206,065		(3.0)
SSA	124,016	117,492	5.6	62,373	66,555	*	(6.3)
Latam	54,331	43,891	23.8	41,089	31,425		30.8
MENA	10,775	9,514	13.3	7,916	4,405		79.7
Other	—	—	—	(37,037)	(35,997)		(2.9)
Total	509,784	526,167	(3.1)	274,182	272,453	*	0.6

* Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Nigeria

Revenue for our Nigeria segment decreased by $34.6 million, or 9.7%, to $320.7 million for the fourth quarter of 2023, compared to $355.3 million for the fourth quarter of 2022. Organic revenue increased by $232.8 million, or 65.5%, driven primarily by an increase in FX resets and escalations. The decrease in revenue was primarily driven by the non-core impact of negative movements in FX rates of $267.4 million, or 75.3%. Year-on-year, within our Nigeria segment, Tenants decreased by 201, including 942 Churned (which includes, from the first quarter of 2023, 727 towers occupied by our smallest Key Customer on which we were not recognizing revenue), partially offset by 504 from Colocation and 237 from New Sites, while Lease Amendments increased by 3,781.

Segment Adjusted EBITDA for our Nigeria segment was $199.8 million for the fourth quarter of 2023, compared to $206.1 million for the fourth quarter of 2022, a decrease of $6.2 million, or 3.0%. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue driven by negative movements in the FX discussed above, partially offset by an overall reduction in cost of sales of $33.8 million. This reduction in cost of sales was primarily driven by lower pricing and consumption of diesel of $27.2 million, alongside a decrease in maintenance cost and security cost of $5.5 million and $3.1 million, respectively, coupled with an increased FX loss of $4.4 million included within other cost of sales.

SSA

Revenue for our SSA segment increased by $6.5 million, or 5.6%, to $124.0 million for the fourth quarter of 2023, compared to $117.5 million for the fourth quarter of 2022. Organic revenue increased by $14.1 million, or 12.0%, driven primarily by an increase in escalations and FX resets. The increase in revenue was partially offset by the non-core impact of negative movements in FX rates of $7.5 million, or 6.4%. Year-on-year, within our SSA segment, Tenants increased by 557, including 330 from Colocation and 226 from New Sites, while Lease Amendments increased by 1,030.

Segment Adjusted EBITDA for our SSA segment was $62.4 million for the fourth quarter of 2023, compared to $66.6 million for the fourth quarter of 2022, a decrease of $4.2 million, or 6.3%. The decrease in segment Adjusted EBITDA primarily reflects the increase in cost of sales of $9.0 million and loss allowance on trade receivables of $2.9 million, partially offset by an increase in revenue discussed above. The increase in cost of sales was primarily driven by higher power generation, permits and fees and diesel costs of $4.8 million, $1.6 million and $1.5 million, respectively.

Latam

Revenue for our Latam segment increased by $10.4 million, or 23.8%, to $54.3 million for the fourth quarter of 2023, compared to $43.9 million for the fourth quarter of 2022. Organic revenue increased by $7.3 million, or 16.6%, driven primarily by an increase in fiber, escalations and New Sites. The increase in revenue was also driven by the non-core impact of positive movements in FX rates of $3.1 million, or 7.1%. Year-on-year, within our Latam segment, Tenants increased by 648, including 828 from New Sites and 206 from Colocation, partially offset by 386 Churned, while Lease Amendments increased by 118.

Segment Adjusted EBITDA for our Latam segment was $41.1 million for the fourth quarter of 2023, compared to $31.4 million for the fourth quarter of 2022, an increase of $9.7 million, or 30.8%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above.

MENA

Revenue for our MENA segment increased by $1.3 million, or 13.3%, to $10.8 million for the fourth quarter of 2023, compared to $9.5 million for the fourth quarter of 2022. Organic revenue increased by $0.6 million, or 6.4%, driven primarily by New Sites and escalations and grew inorganically in the period by $0.6 million, or 6.6%. Year-on-year, within our MENA segment, Tenants increased by 150, including 109 from the closing of the sixth stage of the Kuwait Acquisition in the third quarter of 2023 and 47 from New Sites.

Segment Adjusted EBITDA for our MENA segment was $7.9 million for the fourth quarter of 2023, compared to $4.4 million for the fourth quarter of 2022, an increase of $3.5 million, or 79.7%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and a decrease in cost of sales of $2.0 million.

Results for the twelve months ended December 31, 2023 versus 2022

During the twelve months ended December 31, 2023, revenue was $2,125.5 million, compared to $1,961.3 million for the twelve months ended December 31, 2022, an increase of $164.2 million, or 8.4%. Organic revenue increased by $723.1 million, or 36.9%, driven primarily by FX resets and escalations. Revenue for the twelve months ended December 31, 2023, included $48.1 million of non-recurring revenue as adjusted for withholding tax from our smallest Key Customer in Nigeria for services previously provided but for which revenue had not been recognized. During the twelve months ended December 31, 2022, non-recurring revenue of $18.0 million was recognized from reaching agreement on certain contractual terms with a Key Customer in Nigeria. Aggregate inorganic revenue growth was $56.8 million, or 2.9%, for the twelve months ended December 31, 2023, driven by the MTN SA Acquisition in May 2022, the GTS SP5 Acquisition in March 2022 and the fifth and sixth stages of the Kuwait Acquisition in September 2022 and August 2023, respectively. The increase in the period was partially offset by the non-core impact of negative movement in FX rates of $615.7 million, or 31.4%.

Adjusted EBITDA was $1,132.5 million for the twelve months ended December 31, 2023, compared to $1,030.9 million for the twelve months ended December 31, 2022. Adjusted EBITDA margin for the twelve months ended December 31, 2023 was 53.3% (twelve months ended December 31, 2022: 52.6%). The increase in Adjusted EBITDA primarily reflects the increase in revenue partially offset by an increase in cost of sales.

Loss for the period was $1,988.2 million for the twelve months ended December 31, 2023, compared to a loss of $469.0 million for the twelve months ended December 31, 2022. The increase in loss for the period reflects the significant impact of an increase in net finance costs, specifically related to the unrealized FX losses on financing of $1,555.4 million. This is driven by the significant devaluation of the NGN as a result of the USD denominated historical internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of our Nigeria businesses is NGN, these USD balances have been revalued in NGN, resulting in the significant unrealized loss on FX.

Cash from operations and ALFCF for the twelve months ended December 31, 2023 were $902.9 million and $432.8 million, respectively, compared to $966.9 million and $363.1 million, respectively, for the twelve months ended December 31, 2022. The decrease in cash from operations primarily reflects an increase in cash outflows related to working capital changes, mainly driven by a decrease in trade and other payables and an increase in trade and other receivables, partially offset by a decrease in inventories. The increase in cash outflows related to working capital changes was partially offset by an increase in operating profit. The increase in ALFCF is primarily due to the movement in cash from operations explained above and a reduction in maintenance capital expenditure, partially offset by an increase in net interest paid, business combination transaction costs and lease and rent payments made.

INVESTING ACTIVITIES

During the fourth quarter of 2023, capital expenditure (“Total Capex”) was $130.6 million, compared to $195.6 million for the fourth quarter of 2022. The decrease is primarily driven by lower capital expenditure for our Nigeria and SSA segments of $67.2 million and $10.0 million, respectively, partially offset by an increase in capital expenditure of $13.4 million for our Latam segment. The decrease in Nigeria was primarily driven by decreases of $42.0 million related to Project Green, $20.6 million related to maintenance capital expenditure, $6.7 million from New Site capital expenditure and $3.3 million for fiber capital expenditure, partially offset by an increase of $5.6 million in other capital expenditure and $3.9 million in augmentation capital expenditure. The decrease in SSA is primarily driven by decreases of $5.9 million in other capital expenditure and $2.7 million related to refurbishment capital expenditure. The increase in Latam is primarily driven by increases of $17.4 million related to New Sites capital expenditure, $1.7 million related to augmentation capital expenditure and $1.5 million related to maintenance capital expenditure, partially offset by a decrease of $5.0 million related to fiber capital expenditure. Our spending for Project Green was $19.9 million during the fourth quarter of 2023 and spend for the full year 2023 was $103.4 million. Total spend since we began Project Green in October 2022 through December 31, 2023 was $207.0 million. In 2023, we invested $103.4 million of capex on Project Green (vs. guidance of $90-$100 million) and achieved ALFCF savings of approximately $24 million (vs. guidance of $22 million).

FINANCING ACTIVITIES AND LIQUIDITY

Below is a summary of key facilities we have entered into, repaid or amended during the fourth quarter of 2023. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on December 31, 2023.

IHS Holding (2020) Revolving Credit Facility

In November 2023, the IHS Holding RCF was further amended and restated to, among other things, extend the termination date to October 2026.

IHS Holding (2022) Bullet Term Loan Facility

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance of $130.0 million in available commitments was extended to April 2024 from October 2023.

As of December 31, 2023, $370.0 million of the IHS Holding 2022 Term Loan was drawn. The majority of the drawn proceeds have been applied toward the prepayment of the IHS Holding Bridge Facility and the U.S. dollar tranche of the Nigeria 2019 Facility. The undrawn portion can be applied toward general corporate purposes.

IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $19.1 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of December 31, 2023, ZAR 11.3 million (approximately $0.6 million) of this facility was drawn.

CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement originally in December 2023 with, amongst others, certain financial institutions listed therein as original lenders, split into one tranche with a total commitment of €88.0 million (approximately $97.1 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF 11.2 billion (approximately $18.8 million) (the “CIV 2023 XOF Tranche” and, together with the CIV 2023 Euro Tranche, the “CIV 2023 Term Loan”). The CIV 2023 Term Loan is governed by French law. Funds under the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility) general corporate and working capital purposes, and funding a settlement of intercompany loans.

The CIV 2023 Term Loan has an interest rate of 3.50% plus 3 Month EURIBOR on the CIV 2023 Euro Tranche and 6.50% on the CIV 2023 XOF Tranche, and contains customary information and negative covenants, as well as requirements for IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to Adjusted EBITDA ratios and interest coverage ratios.

The CIV 2023 Term Loan will terminate in December 2028. As of December 31, 2023, there were no amounts drawn under this facility.

Letter of Credit Facilities

As of December 31, 2023, IHS (Nigeria) Limited has utilized $98.9 million through funding under agreed letters of credit. These letters mature on March 31, 2024, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2023, INT Towers Limited has utilized $219.4 million through funding under agreed letters of credit. These letters mature on March 31, 2024, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2023, ITNG Limited has utilized $0.02 million through funding under agreed letters of credit. These letters mature on March 31, 2024, and incur interest at a rate of 15.49%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of December 31, 2023, Global Independent Connect Limited has utilized $1.1 million through funding under agreed letters of credit. These letters mature on March 31, 2024, and their interest rates range from 13.25% to 15.49%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

FINANCING ACTIVITIES AND LIQUIDITY AFTER REPORTING PERIOD

Below is a summary of key facilities we have entered into, repaid or amended after the fourth quarter of 2023 up to March 8, 2024.

IHS Holding (2022) Bullet Term Loan Facility

In March 2024, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $70.0 million.

As of March 8, 2024, $370.0 million of this facility was drawn. The undrawn portion of $60.0 million can be applied toward general corporate purposes.

CIV (2023) Term Loan

In February 2024, €56.1 million (approximately $61.9 million) and XOF 7,109.0 million (approximately $12.0 million) was drawn under the CIV 2023 Term Loan and the proceeds were applied towards, inter alia, the repayment of the IHS Côte d’Ivoire S.A. Facility.

As of March 8, 2024, an aggregate amount of €56.1 million and XOF 7.1 billion (approximately $73.9 million) of this facility was drawn.

IHS Côte d’Ivoire S.A. Facility

The IHS Côte d’Ivoire S.A. Facility was fully repaid in February 2024 using the proceeds received from the initial drawdown of the CIV 2023 Term Loan.

IHS South Africa Overdraft

As of March 8, 2024, ZAR 278.9 million (approximately $15.2 million) of this facility was drawn.

Nigeria (2023) Revolving Credit Facility

As of March 8, 2024, NGN 15.0 billion (approximately $16.5 million) of this facility was drawn.

IHS Holding (2024) Term Facility

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024 (as amended and/or restated from time to time, the “IHS Holding 2024 Term Facility”), between, amongst others, IHS Holding Limited as borrower and Standard Chartered Bank (Singapore) Limited as the original lender. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2024 Term Facility is equal to Term SOFR, plus a margin (ranging from 4.50% to 7.00% per annum over the duration of the IHS Holding 2024 Term Facility), based on the relevant margin step-up date). IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments.

The IHS Holding 2024 Term Facility is scheduled to terminate on the date falling 24 months from the date of the loan agreement and is repayable in installments.

As of March 8, 2024, there are no amounts drawn down and outstanding under the IHS Holding 2024 Facility.

SHARE BUYBACK PROGRAM

In August 2023, the Company’s board of directors (the “Board”) authorized a stock repurchase program for up to $50.0 million of the Company’s ordinary shares, effective as of August 15, 2023, through August 15, 2025, subject to market conditions, contractual restrictions, regulatory requirements and other factors.

During the twelve months ended December 31, 2023, the Company repurchased a total of 1,878,657 shares for a total value of $10.0 million, which includes 948,101 shares repurchased during the third quarter of 2023, at an average price of $5.04 per share, for $4.8 million, and a further 930,556 shares repurchased during the fourth quarter of 2023, at an average price of $5.61 per share, for $5.2 million. All shares repurchased were cancelled.

Full Year 2024 Outlook Guidance

The following full year 2024 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of March 12, 2024. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information.

The Company’s outlook is based on the following assumptions:

●	Organic revenue Y/Y growth of approximately 49%
●	Average foreign currency exchange rates to 1.00 U.S. Dollar for January 1, 2024 through December 31, 2024 for key currencies: (a) 1,610 Nigerian Naira; (b) 5.00 Brazilian Real (c) 0.90 Euros (d) 19.00 South African Rand
●	Project Green capex of approximately $10.0 million
●	Build-to-suit of ~850 sites of which ~600 sites in Brazil
●	Net leverage ratio target of 3.0x-4.0x

Metric	Current Range
Revenue	$1,700M - $1,730M
Adjusted EBITDA (1)	$935M - $955M
Adjusted Levered Free Cash Flow (1)	$285M - $305M
Total Capex	$330M - $370M

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA and ALFCF to (loss)/profit and cash from operations, respectively, for the periods presented above without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, and insurance claims, and in the case of ALFCF, cash from operations, net movement in working capital and maintenance capital expenditures, each of which adjustments may have a significant impact on these non-IFRS measures.

Conference Call

IHS Towers will host a conference call on March 12, 2024 at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 307 1963 (U.S./Canada) or +44 20 3481 4247 (UK/International). The call passcode is 9347200.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below, dates noted are subject to change. Visit www.ihstowers.com/investors/investor-presentations-events for additional conferences information.

●	J.P. Morgan 52nd Annual Global TMT Conference (Boston) – May 22, 2024
●	TD Cowen 52nd Annual TMT Conference (New York) – May 30, 2024
●	GS Digital Infrastructure (London) – June 5, 2024
●	Barclays Emerging Markets ESG Corporate Days (virtual) – June 22, 2024

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is one of the largest independent multinational towercos solely focused on emerging markets. The Company has over 40,000 towers across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, anticipated results for the fiscal year 2024, industry and business trends, business strategy, plans, market growth, the impact of the devaluation of the Naira and other economic and geopolitical factors on our future results and operations and our objectives for future operations and our participation in upcoming presentations and events.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars, and acts of terrorism;

●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2023 AND 2022

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022*	2023	2022*
	$’000	$’000	$’000	$’000

Revenue	509,784	526,167	2,125,539	1,961,299
Cost of sales	(220,678)	(338,203)	(1,183,306)	(1,157,001)
Administrative expenses	(112,906)	(216,234)	(404,783)	(501,175)
(Net loss allowance)/net reversal of loss allowance on trade receivables	(1,977)	1,049	(7,202)	4,446
Other income	35	469	404	4,676
Operating profit	174,258	(26,752)	530,652	312,245
Finance income	8,420	4,790	25,209	15,825
Finance costs	(621,091)	(297,968)	(2,436,511)	(872,049)
Loss before income tax	(438,413)	(319,930)	(1,880,650)	(543,979)
Income tax (expense)/benefit	(18,410)	51,067	(107,528)	75,013
Loss for the period	(456,823)	(268,863)	(1,988,178)	(468,966)

Loss attributable to:
Owners of the Company	(453,588)	(268,066)	(1,976,609)	(459,007)
Non‑controlling interests	(3,235)	(797)	(11,569)	(9,959)
Loss for the period	(456,823)	(268,863)	(1,988,178)	(468,966)

Loss per share—basic $	(1.36)	(0.81)	(5.93)	(1.39)
Loss per share—diluted $	(1.36)	(0.81)	(5.93)	(1.39)

Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Fair value gain through other comprehensive income	5	—	12	—
Exchange differences on translation of foreign operations	336,001	115,970	970,796	72,661
Other comprehensive income/(loss) for the period, net of taxes	336,006	115,970	970,808	72,661

Total comprehensive loss for the period	(120,817)	(152,893)	(1,017,370)	(396,305)

Total comprehensive loss attributable to:
Owners of the Company	(129,142)	(159,267)	(1,025,754)	(399,486)
Non‑controlling interests	8,325	6,374	8,384	3,181
Total comprehensive loss for the period	(120,817)	(152,893)	(1,017,370)	(396,305)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2023 AND DECEMBER 31, 2022

	December 31,	December 31,
	2023	2022*
	$’000	$’000
Non‑current assets
Property, plant and equipment	1,740,235	2,075,441
Right of use assets	886,909	965,019
Goodwill	619,298	763,388
Other intangible assets	933,030	1,049,103
Fair value through other comprehensive income financial assets	13	10
Deferred income tax assets	63,786	78,369
Derivative financial instrument assets	1,540	6,121
Trade and other receivables	147,292	130,347
	4,392,103	5,067,798
Current assets
Inventories	40,589	74,216
Income tax receivable	3,755	1,174
Derivative financial instrument assets	565	—
Trade and other receivables	607,835	663,467
Cash and cash equivalents	293,823	514,078
Assets held for sale	26,040	—
	972,607	1,252,935
TOTAL ASSETS	5,364,710	6,320,733

Current liabilities
Trade and other payables	532,627	669,149
Provisions for other liabilities and charges	277	483
Derivative financial instrument liabilities	68,133	1,393
Income tax payable	75,612	70,008
Borrowings	454,151	438,114
Lease liabilities	91,156	87,240
	1,221,956	1,266,387
Non‑current liabilities
Trade and other payables	4,629	1,459
Borrowings	3,056,696	2,906,288
Lease liabilities	510,838	518,318
Provisions for other liabilities and charges	86,131	84,533
Deferred income tax liabilities	137,106	183,518
	3,795,400	3,694,116
TOTAL LIABILITIES	5,017,356	4,960,503

Stated capital	5,394,812	5,311,953
Accumulated losses	(5,293,394)	(3,317,652)
Other reserves	8,430	(861,271)
Equity attributable to owners of the Company	109,848	1,133,030
Non‑controlling interest	237,506	227,200
TOTAL EQUITY	347,354	1,360,230
TOTAL EQUITY AND LIABILITIES	5,364,710	6,320,733

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023 AND 2022

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interest	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at Jan 1, 2022	5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
NCI arising on business combination	—	—	—	—	831	831
Options converted to shares	88,469	—	(88,469)	—	—	—
Share-based payment expense	—	—	13,423	13,423	—	13,423
Other reclassifications related to share-based payment	—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the Company	88,469	1,560	(77,881)	12,148	831	12,979

Loss for the year*	—	(459,007)	—	(459,007)	(9,959)	(468,966)
Other comprehensive income*	—	—	59,521	59,521	13,140	72,661
Total comprehensive (loss)/income*	—	(459,007)	59,521	(399,486)	3,181	(396,305)

Balance at Dec 31, 2022	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230

Balance at Jan 1, 2023	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Shares repurchased and canceled through buyback program	(10,037)	—	—	(10,037)	—	(10,037)
NCI arising on business combination	—	—	—	—	1,922	1,922
Options converted to shares	92,896	—	(92,896)	—	—	—
Share-based payment expense	—	—	13,168	13,168	—	13,168
Other reclassifications related to share-based payment	—	867	(1,426)	(559)	—	(559)
Total transactions with owners of the Company	82,859	867	(81,154)	2,572	1,922	4,494

Loss for the year	—	(1,976,609)	—	(1,976,609)	(11,569)	(1,988,178)
Other comprehensive income	—	—	950,855	950,855	19,953	970,808
Total comprehensive (loss)/income	—	(1,976,609)	950,855	(1,025,754)	8,384	(1,017,370)

Balance at Dec 31, 2023	5,394,812	(5,293,394)	8,430	109,848	237,506	347,354

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022

IHS HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2023 AND 2022

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$’000	$’000	$’000	$’000

Cash flows from operating activities
Cash from operations	162,054	289,277	902,923	966,874
Income taxes paid	(3,004)	(4,791)	(45,411)	(51,245)
Payment for rent	431	(2,678)	(3,716)	(7,983)
Payment for tower and tower equipment decommissioning	(16)	(165)	(343)	(343)
Net cash generated from operating activities	159,465	281,643	853,453	907,303

Cash flows from investing activities
Purchase of property, plant and equipment	(81,441)	(93,654)	(464,897)	(378,521)
Payment in advance for property, plant and equipment	(22,145)	(25,371)	(111,065)	(165,154)
Purchase of software and licenses	(3,141)	(2,457)	(22,811)	(15,695)
Consideration paid on business combinations, net of cash acquired	—	177	(4,486)	(735,740)
Proceeds from disposal of property, plant and equipment	1,451	717	2,919	1,826
Insurance claims received	11	406	321	2,100
Interest income received	7,670	4,790	25,008	15,170
Net movement in short-term deposits	4,069	(44,896)	(147,238)	(241,274)
Net cash used in investing activities	(93,526)	(160,288)	(722,249)	(1,517,288)

Cash flows from financing activities
Transactions with non-controlling interest	—	—	—	11
Shares repurchased and canceled through buyback program	(4,324)	—	(10,037)	—
Bank loans and bond proceeds received (net of transaction costs)	9,660	428,595	986,604	1,263,272
Bank loans and bonds repaid	(45,349)	(392,293)	(689,940)	(506,504)
Fees on loans and derivative instruments	(4,621)	(7,352)	(19,441)	(19,911)
Interest paid	(74,911)	(60,828)	(299,029)	(234,567)
Payment for the principal of lease liabilities	(13,428)	(22,802)	(72,854)	(76,629)
Interest paid for lease liabilities	(17,744)	(9,525)	(58,443)	(36,178)
Margin received on non-deliverable forwards	—	—	—	12,854
Premium paid on derivative instruments	—	(910)	—	(910)
Profits received/(losses settled) on derivative instruments	222	(252)	839	(3,197)
Net cash (used in)/generated from financing activities	(150,495)	(65,367)	(162,301)	398,241

Net (decrease)/increase in cash and cash equivalents	(84,556)	55,988	(31,097)	(211,744)
Cash and cash equivalents at beginning of year	425,436	530,468	514,078	916,488
Effect of movements in exchange rates on cash	(47,057)	(72,378)	(189,158)	(190,666)
Cash and cash equivalents at end of year	293,823	514,078	293,823	514,078

Use of Non-IFRS financial measures

Certain parts of this press release contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Levered Free Cash Flow (“ALFCF”). The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies.

We define Adjusted EBITDA (including by segment) as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our profit/(loss) for the period.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe that Adjusted EBITDA is an indicator of the operating performance of our core business. We believe Adjusted EBITDA and Adjusted EBITDA Margin, as defined above, are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items which have less bearing on our core operating performance. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS and you should not consider these as an alternative to profit/(loss) for the period or other financial measures determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, net interest paid or received, withholding tax, income taxes paid, lease payments made, maintenance capital expenditure, and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows. Starting in the third quarter 2023, we replaced Recurring Levered Free Cash Flow (“RLFCF”) with ALFCF. Unlike RLFCF, ALFCF only includes the cash costs of business combination transaction costs, other costs and other income and excludes the reversal of movements in the net loss allowance on trade receivables and impairment of inventory to better reflect the liquidity position in each period. There is otherwise no change in the definition or calculation of this metric for the periods presented as a result of the name change.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing its current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS. ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

Reconciliation from profit for the period to Adjusted EBITDA and Adjusted EBITDA Margin

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measure, which is profit for the three and twelve months ended December 31, 2023 and 2022:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022*	2023	2022*
	$'000	$'000	$'000	$'000

Loss for the period	(456,823)	(268,863)	(1,988,178)	(468,966)
Divided by total Revenue	509,784	526,167	2,125,539	1,961,299
Loss margin for the period	(89.6)%	(51.1)%	(93.5)%	(23.9)%
Adjustments:
Income tax expense/(benefit)	18,410	(51,067)	107,528	(75,013)
Finance costs(a)	621,091	297,968	2,436,511	872,049
Finance income(a)	(8,420)	(4,790)	(25,209)	(15,825)
Depreciation and amortization	95,205	128,729	435,586	468,904
Impairment of withholding tax receivables(b)	12,880	13,193	47,992	52,334
Impairment of goodwill	—	121,596	—	121,596
Business combination transaction costs	785	2,924	2,432	20,851
Net (reversal of impairment)/impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	(20,814)	36,389	87,696	38,157
Net (gain)/loss on disposal of property, plant and equipment	(2,854)	(10,268)	(3,806)	3,382
Share-based payment expense(d)	3,799	3,513	13,370	13,265
Insurance claims(e)	(11)	(406)	(321)	(2,092)
Other costs(f)	10,958	3,598	19,017	4,873
Other income(g)	(24)	(63)	(83)	(2,584)
Adjusted EBITDA	274,182	272,453	1,132,535	1,030,931
Divided by total Revenue	509,784	526,167	2,125,539	1,961,299
Adjusted EBITDA Margin	53.8%	51.8%	53.3%	52.6%

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net FX losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net FX gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites. Following a more detailed assessment of the assets held for sale and related forecast cash flows, a change in accounting estimate has resulted in the reversal of the customer relationship intangible impairment recognized on September 30, 2023, reducing the impairment charge for the period by $28.9 million.
(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months ended December 31, 2023, included one-off consulting fees related to corporate structures and operating systems of $5.5 million, costs related to internal reorganization of $5.3 million and one-off professional fees related to financing of $0.1 million. Other costs for the three months ended December 31, 2022, included internal reorganization costs. Other costs for the year ended December 31, 2023, included one-off consulting fees related to corporate structures and operating systems of $10.6 million, one-off consulting services of $1.7 million, costs related to internal reorganization of $4.7 million and one-off professional fees related to financing of $0.3 million. Other costs for the year ended December 31, 2022, included $2.3 million costs related to internal reorganization.
(g)	Other income for the twelve months ended December 31, 2022, related to a tax indemnity receipt from a seller relating to a prior acquisition.

Reconciliation from cash from operations to ALFCF

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations for the three and twelve months December 31, 2023 and 2022:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$'000	$'000	$'000	$'000

Cash from operations	162,054	289,277	902,923	966,874
Adjustments:
Net movement in working capital	104,002	(21,655)	224,982	46,240
Income taxes paid	(3,004)	(4,791)	(45,411)	(51,245)
Withholding tax(a)	(27,473)	(31,312)	(117,561)	(116,147)
Lease and rent payments made	(30,741)	(35,005)	(135,013)	(120,790)
Net interest paid(b)	(67,241)	(56,038)	(274,021)	(219,397)
Business combination transaction costs	2,356	4,505	6,792	21,389
Other costs(c)	4,482	2,632	12,229	8,385
Other income(d)	—	—	—	(2,500)
Maintenance capital expenditure(e)	(25,680)	(48,676)	(139,958)	(166,357)
Corporate capital expenditure(f)	(590)	(2,048)	(2,180)	(3,369)
ALFCF	118,165	96,889	432,782	363,083

Non-controlling interest	(1,674)	(1,269)	(8,900)	(6,066)
ALFCF excluding non-controlling interest	116,491	95,620	423,882	357,017
(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three and twelve months ended December 31, 2023 included one-off consulting fees related to corporate structures and operating systems and one-off consulting services and one-off professional fees related to financing. Other costs for the three months and twelve months ended December 31, 2022 included professional costs related to Sarbanes-Oxley (SOX) implementation costs along with professional fees and system implementation costs.
(d)	Other income for the twelve months ended December 31, 2022 related to a tax indemnity receipt from a seller relating to a prior acquisition.
(e)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.

(f)	Corporate capital expenditure, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.